May 11, 2010
VIA EDGAR AND ELECTRONIC MAIL
Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549
Re:	Wells Fargo & Company Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 001-02979
Dear Mr. Vaughn:
In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“the Commission”) contained in the Staff’s letter dated April 30, 2010, to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses.
General
1.	Please revise future filings to provide more detailed information about the types of collateral securing your commercial loan portfolio.
Wells Fargo response:
We have included the following disclosure within Management’s Discussion and Analysis (“MD&A”) in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (“First Quarter 2010 Form 10-Q”):
A majority of our commercial loans and lease financing portfolio is secured by short-term liquid assets, such as accounts receivable, inventory, and securities, as well as long-lived assets, such as equipment and other business assets. Our credit risk management process for this portfolio primarily focuses on a customer’s ability to repay the loan through their cash flow. Generally, collateral securing this portfolio represents a secondary source of repayment.

Kevin W. Vaughn
May 11, 2010

Balance Sheet Analysis
Loan Portfolio, page 48
2.	In the note 1 to Table 12, you disclose that Pick-a-Pay and other consumer PCI loans do not reflect nonaccretable difference releases for payments in full due to accounting for those loans on a pooled basis. You also disclose on page 75 that receipt of payments in full result in removal of the loan from the PCI loan portfolio at carrying amount. Please tell us in detail what you mean here and why you do not believe a payment in full should result in a decrease in nonaccretable difference. Please explain how you maintain the yield recognized on the pool if you do not reduce the nonaccretable difference. We note the guidance in ASC 310-30-40-1 and the non-authoritative guidance in the AICPA Technical Practice Aid Section 2130. Also, tell us why you believe other consumer PCI loans nonaccretable difference should be released for sales to third parties as disclosed in note 2 to the table but not for payments in full.
Wells Fargo response:
As discussed in our “Critical Accounting Policies” on Purchased Credit-Impaired (PCI) Loans, our consumer loans were aggregated into pools based on common risk characteristics. Our consumer cash flows are estimated such that there is not specific information on the carrying amount and cash flows of an individual loan within the pool, including the nonaccretable difference.
The guidance contained in ASC 310-30 does not provide guidance on how to determine the carrying amount of a loan removed from a pool. An AICPA Technical Practice Aid provides three alternatives that may be used. We remove a loan from a pool based on the “as expected” approach described in the AICPA Technical Practice Aid Section 2130.36. Under this method, at the time of resolution, we remove the carrying amount of the loan such that the accretable yield on the remaining loans in the pool would remain constant. The loan pool is reduced at resolution based on the cash flows received. In the case of loans resolved by payments in full, the cash flows received are equal to the contractual cash flows. Thus, there is no need to use or reduce the nonaccretable difference. In the case of loans sold to third parties, the cash flows received may be different from the contractual cash flows, which are applied to the nonaccretable difference.
The “as expected” method assumes that resolutions are consistent with previous expectations of cash flows. Any variation in expectations is addressed in the quarterly cash flow evaluation process. Adverse changes in expected cash flows result in impairment. Positive changes in expected cash flows result in prospective yield adjustments.
In third quarter 2009, we sold approximately 50% of a single pool of loans to a third party. Given the size of the sale relative to the remaining pool balance and limited guidance regarding significant resolutions, we decided, with concurrence of our auditors, to maintain the accretable yield percentage at the effective rate prior to the sale, which resulted in a release of a portion of the nonaccretable difference.

Kevin W. Vaughn
May 11, 2010

Risk Management, page 54
3.	Given your disclosure of the significant increase in troubled debt restructurings (TDR) and modifications during 2009 and the fact that 75% of restructured consumer loans are still accruing, please revise future filings to clearly and comprehensively discuss your nonaccrual policies for restructured loans. In your response and revised disclosure please clarify if you have different policies for different loan types (CRE versus consumer).
a.	Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.
Wells Fargo response:
We maintain accruing loans in accrual status upon a modification when the borrower has demonstrated performance for a period of time prior to the restructuring and where the borrower has shown the capacity to continue to perform under the restructured terms. We assess the borrower’s payment history for sustained performance at the time of restructure, and we may also require a period of trial payments prior to the execution of the modification. In addition, we evaluate the borrower’s capacity to perform under the restructured terms based on our re-underwriting of the loan in accordance with guidelines established for governmental and proprietary loan modification programs. This re-underwriting may include obtaining new FICO scores and new appraised values, determining debt-to-income ratios, and obtaining information related to the borrower’s employment, income, and assets. Our policies for assessing TDRs, including interest recognition, are similar for our various loan types — commercial and consumer. We have limited our disclosures to consumer TDRs because commercial and CRE TDRs accounted for less than 5% of total TDRs during 2009 and were not material.
See our response to comment 4, which includes the disclosures we added to our First Quarter 2010 Form 10-Q.
b.	For TDR’s that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.
Wells Fargo response:
We do not forgive loan principal for a majority of our TDRs. We typically reduce the interest rate, extend the term, or convert the borrower’s variable-rate loan to a fixed-rate loan. When these alternatives have been exhausted, or when required by government mandated programs, we may reduce the principal amount of the loan. Reductions in loan principal are charged off at the time of restructuring.

Kevin W. Vaughn
May 11, 2010

We consider reductions in loan principal when making our decision as to whether a loan will remain on accrual status. Generally, forgiving a portion of a loan will improve the performance of the loan, which justifies maintaining the loan on accrual status. If the re-underwriting process confirms that the borrower has the capacity to perform under the restructured terms, the loan will remain in accruing status. In circumstances where we believe that principal and interest contractually due under the modified agreement will not be repaid, we place the loan on nonaccrual, with a corresponding charge-off to the loan, if necessary.
See our response to comment 4, which includes the disclosures we added to our First Quarter 2010 Form 10-Q.
c.	Tell us in detail and revise to disclose if you revised any of your TDR accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 and adopted by each financial regulator.
Wells Fargo response:
We did not revise our TDR accounting policies based on the guidance included in the Policy Statement. As indicated on page 2 of the Policy Statement on Prudent Commercial Real Estate Loan Workouts, “The statement also includes references and materials related to regulatory reporting, but it does not change existing regulatory reporting guidance provided in relevant interagency statements issued by the regulators or accounting requirements under generally accepted accounting principles (GAAP).”

Kevin W. Vaughn
May 11, 2010

4.	Please revise future filings to clearly disclose the total amount of TDR’s at each period end by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end.
Wells Fargo response:
We have included the following MD&A disclosures in our First Quarter 2010 Form 10-Q:
Troubled Debt Restructurings (TDRs)
The following table provides the detail of the recorded investment in loans modified in troubled debt restructurings (TDRs).

	March 31,	Dec. 31,
(in millions)	2010	2009
Consumer TDRs:
Real estate 1-4 family first mortgage	$7,972	6,685
Real estate 1-4 family junior lien mortgage	1,563	1,566
Other revolving credit and installment	310	17

Total consumer TDRs	9,845	8,268

Commercial and commercial real estate TDRs	386	265

Total TDRs	$10,231	8,533

TDRs on nonaccrual status	$2,738	2,289
TDRs on accrual status	7,493	6,244

Total TDRs	$10,231	8,533

We establish an impairment reserve when a loan is restructured in a TDR. The impairment reserve for TDRs was $2.2 billion at March 31, 2010, and $1.8 billion at December 31, 2010.

Total charge-offs related to loans modified in a TDR that were still held in the balance sheet at period end were $322 million and $36 million for first quarter 2010 and 2009, respectively. The TDR charge-offs for first quarter 2010 included $145 million due to newly issued regulatory guidance requiring charge-off of certain collateral-dependent residential real estate loans that have been modified.

Our nonaccrual policies are generally the same for all loan types when a restructuring is involved. We underwrite loans at the time of restructuring to determine if the borrower has the capacity to continue to perform under the restructured terms. If the borrower has demonstrated performance under the previous terms and the underwriting process shows capacity to continue to perform under the restructured terms, the loan will remain in accruing status. Otherwise, the loan will be placed in nonaccrual status until the borrower demonstrates a sustained period of performance which we believe to be six consecutive monthly payments. Loans will also be placed on nonaccrual, and a corresponding charge-

Kevin W. Vaughn
May 11, 2010

off recorded to the loan balance, if we believe that principal and interest contractually due under the modified agreement will not be collectible.

We do not forgive principal for a majority of our TDRs. In those situations where principal is forgiven, the performance on the remaining balance will generally improve, which may justify continued accrual or returning the loan to accrual after the borrower demonstrates a sustained period of performance.

5.	To the extent you track the information, please revise future filings to quantify your TDR’s by type of concession (reduction in interest rate, payment extensions, forgiveness of principal, etc) and disclose your success/redefault rates for each type of concession.
Wells Fargo response:
We customarily provide multiple concessions when modifying loans with customers. For example, a single loan modification may include rate reduction, term extension and occasionally principal reduction. We do not track TDRs by type of concession, and we do not believe the type of concession will necessarily be predictive of redefault.
6.	Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:
a.	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

b.	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

c.	Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

d.	Clarify whether the B note is immediately charged-off upon restructuring.

e.	Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower’s payment performance prior to the modification.

f.	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Kevin W. Vaughn
May 11, 2010

Wells Fargo response:
Both the number and magnitude of these types of workout structures are de minimis and do not materially impact our financial statements. We will continue to monitor the use of these types of workout structures to assess if increased disclosure is necessary in future filings.
7.	Please tell us and revise your future filings to address the following regarding your construction or commercial loans:
a.	Tell us whether you have noticed an increase in construction or commercial loans that have been extended at maturity for which you have not considered the loan to be impaired due to the existence of guarantees. If so, tell us about the types of extensions made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent.
Wells Fargo response:
During the recent credit cycle, we have experienced an increase in requests for extensions of construction and commercial loans which have repayment guarantees. All extensions are granted based on a re-underwriting of the loan and our assessment of the borrower’s ability to perform under the agreed upon terms. At the time of extension, borrowers are generally performing in accordance with the contractual loan terms, and we do not consider the guarantee as the sole source of repayment. Extension terms generally range from six to thirty-six months and may require that the borrower provide additional economic support in the form of partial repayment, amortization or additional collateral or guarantees. In cases where the value of collateral or financial condition of the borrower is insufficient to repay our loan, we may rely upon the support of an outside repayment guarantee in providing the extensions. In considering the impairment status of the loan, we evaluate the collateral, future cash flow, as well as the anticipated support of any repayment guarantor. When performance under a loan is not reasonably assured, including the performance of the guarantor, we charge-off all or a portion of a loan based on the fair value of the collateral securing the loan. We do not consider extended loans to be collateral dependent when we believe repayment is reasonably assured, including when a credit-worthy guarantor exists. When repayment is not reasonably assured, loans are moved to nonaccrual status, and a charge off is recognized based on collateral value.
b.	Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed.
Wells Fargo response:
We evaluate a guarantor’s capacity to perform on an annual basis, or more frequently, as warranted. Our evaluation is based on the most current financial information available and is focused on various key financial metrics, including net worth, leverage, and current and future liquidity. We review financial information related to the guarantor’s financial condition, such as financial and operating statements, tax returns, and budgets and projections. We also perform

Kevin W. Vaughn
May 11, 2010

other surveillance through the use of credit reports, collateral appraisals and information from other lenders.
c.	Disclose how you evaluate the guarantor’s reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan.
Wells Fargo response:
We consider the guarantor’s reputation, creditworthiness, and willingness to work with us based on our analysis as well as other lenders’ experience with the guarantor. Our assessment of the guarantor’s credit strength is reflected in our loan risk ratings. Loan risk ratings are an important factor in our allowance methodology for commercial and commercial real estate loans. When the guarantor’s performance is not reasonable assured, we may charge-off all or a portion of a loan based on the fair value of the collateral securing the loan.
d.	Disclose how the guarantor’s reputation impacts your ability to seek performance under the guarantee.
Wells Fargo response:
Our underwriting process, both at origination and extension, as applicable, includes an assessment of the guarantor’s reputation and creditworthiness. Our ability to seek performance under the guarantee is directly impacted by the guarantor’s creditworthiness, reputation and willingness to perform under the guarantee.
e.	Disclose how many times you have sought performance under a guarantee and discuss the extent of the successes.
Wells Fargo response:
We do not formally track the frequency of which we pursue a guarantor to perform under a guarantee. Historically, when it has been necessary to seek performance under a guarantee, we have been able to materially mitigate our losses.
f.	When the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.
Wells Fargo response:
When a loan becomes impaired, we seek repayment from both the guarantor and the collateral. We fully pursue all legal and contractual rights in our collection efforts. We immediately recognize the loan impairment based on the fair value of the collateral securing the loan.
*********************

Kevin W. Vaughn
May 11, 2010

We have included the following MD&A disclosures in our First Quarter 2010 Form 10-Q:
During the recent credit cycle, we have experienced an increase in requests for extensions of construction and commercial loans which have repayment guarantees. All extensions are granted based on a re-underwriting of the loan and our assessment of the borrower’s ability to perform under the agreed upon terms. At the time of extension, borrowers are generally performing in accordance with the contractual loan terms. Extension terms generally range from six to thirty-six months and may require that the borrower provide additional economic support in the form of partial repayment, amortization or additional collateral or guarantees. In cases where the value of collateral or financial condition of the borrower is insufficient to repay our loan, we may rely upon the support of an outside repayment guarantee in providing the extensions. In considering the impairment status of the loan, we evaluate the collateral, future cash flow as well as the anticipated support of any repayment guarantor. When performance under a loan is not reasonably assured, including the performance of the guarantor, we charge-off all or a portion of a loan based on the fair value of the collateral securing the loan.

Our ability to seek performance under the guarantee is directly related to the guarantor’s creditworthiness, capacity and willingness to perform. We evaluate a guarantor’s capacity and willingness to perform on an annual basis, or more frequently as warranted. Our evaluation is based on the most current financial information available and is focused on various key financial metrics, including net worth, leverage, and current and future liquidity. We consider the guarantor’s reputation, creditworthiness, and willingness to work with us based on our analysis as well as other lenders’ experience with the guarantor. Our assessment of the guarantor’s credit strength is reflected in our loan risk ratings for such loans. The loan risk rating is an important factor in our allowance methodology for commercial and commercial real estate loans.
Pick-a-Pay Portfolio, page 57
8.	You state on page 57 that in addition to Pick-a-Pay option payment loans and loans that no longer offer the option payment feature due to modification, the portfolio also includes certain loans that were originated without the option payment feature. Please tell us and revise future filings to disclose why loans that were originated without the option payment feature are included in your Pick-a-Pay disclosures. Specifically describe the loan characteristics which resulted in you classifying them as Pick-a-Pay loans.
Wells Fargo response:
We have used the term “Pick-a-Pay” to describe one of the consumer mortgage portfolios that was acquired from Wachovia on December 31, 2008. This terminology is consistent with prior disclosures related to this portfolio, and we will continue to keep this portfolio segregated for enhanced monitoring and tracking of performance. Prior to acquisition, this portfolio included a significantly high percentage of loans with option payment features. It also included other loan types which were managed, underwritten and priced by the same management team. However,

Kevin W. Vaughn
May 11, 2010

given the recent level of loan modification efforts, the portfolio is shifting from Pick-a-Pay (loans with option payment features) to loans that no longer have that feature.
We have included the following MD&A disclosures in our First Quarter 2010 Form 10-Q (underlining denotes changes from our 2009 Annual Report on Form 10-K filing):
Our Pick-a-Pay portfolio, which describes one of the consumer mortgage portfolios that we acquired in the Wachovia merger, had an unpaid principal balance of $100.8 billion and a carrying value of $82.9 billion at March 31, 2010. The Pick-a-Pay portfolio is a liquidating portfolio, as Wachovia ceased originating new Pick-a-Pay loans in 2008. Equity lines of credit and closed-end second liens associated with Pick-a-Pay loans are reported in the Home Equity core portfolio. The Pick-a-Pay portfolio includes loans that offer payment options (Pick-a-Pay option payment loans), loans that were originated without the option payment feature, loans that no longer offer the option feature as a result of our modification efforts since the acquisition, and loans where the customer voluntarily converted to a fixed-rate product. The following table provides balances over time related to the types of loans included in the portfolio.

	March 31, 2010		December 31, 2009		December 31, 2008
(in millions)	Outstandings	% of total	Outstandings	% of total	Outstandings	% of total

Option payment loans	$69,161	69%	$73,060	70%	$101,297	86%
Non-option payment ARMs and fixed-rate loans	13,674	13	14,178	14	15,978	14
Loan modifications — Pick-a-Pay	17,943	18	16,420	16	—	—

Total unpaid principal balance	$100,778	100%	$103,658	100%	$117,275	100%

Total carrying value	$82,938		$85,238		$95,315

9.	You state in Note 2 to Table 23 on page 56 and again on page 57 that “Equity lines of credit and closed-end second liens associated with Pick-a-Pay loans are reported in the Home Equity core portfolio.” Tell us why you report such amounts in the core portfolio in Table 19 and not in the Liquidating Portfolio in Table 23. Similarly, tell us why such amounts are not reflected in the Non-Strategic and Liquidating consumer portfolio where the Pick-a-Pay loans are reported as reflected in Table 19 on page 54.
Wells Fargo response:
The Liquidating Portfolio was identified and separately reported by us in our Form 10-K for the year ended December 31, 2007. It includes all home equity loans generated through the wholesale channel not behind a Wells Fargo first mortgage and all home equity loans acquired through correspondents. We maintained the integrity of this portfolio in an effort to preserve comparability to previously reported results.
The Liquidating Portfolio does not include the equity lines of credit and closed-end second liens associated with Pick-A-Pay loans (ELOCs), which were acquired from Wachovia on December 31, 2008. The ELOC portfolio (approximately $1.8 billion) is not material to the total Home Equity Portfolio or the Home Equity Core Portfolio.

Kevin W. Vaughn
May 11, 2010

Table 25: Nonaccrual Loans and Other Nonperforming Assets, page 60
10.	Please revise future filings to disclose the total amount of nonaccrual mortgages held for sale and loans held for sale as of each period end presented.
Wells Fargo response:
In our first quarter 2010 Form 10-Q, we disclosed nonaccrual mortgages held for sale and nonaccrual loans held for sale in footnotes three, four, and five to the Nonaccrual Loans and Other Nonperforming Assets table within MD&A.
NONACCRUAL LOANS AND OTHER NONPERFORMING ASSETS

	March 31,			Dec. 31,
	2010			2009(1)
	Consolidated	All	Total	Total
(in millions)	VIEs (2)	other	balances	balances

Nonaccrual loans:
Commercial and commercial real estate:
Commercial (3)	$—	4,273	4,273	4,397
Real estate mortgage	7	4,750	4,757	3,984
Real estate construction (4)	—	2,915	2,915	3,025
Lease financing	—	185	185	171

Total commercial and commercial real estate	7	12,123	12,130	11,577

Consumer:
Real estate 1-4 family first mortgage (5)	821	11,526	12,347	10,100
Real estate 1-4 family junior lien mortgage	79	2,276	2,355	2,263
Other revolving credit and installment	2	332	334	332

Total consumer	902	14,134	15,036	12,695

Foreign	—	135	135	146

Total nonaccrual loans (6)	909	26,392	27,301	24,418

As a percentage of total loans			3.49%	3.12
Foreclosed assets:
GNMA loans (7)	—	1,111	1,111	960
Other	95	2,875	2,970	2,199
Real estate and other nonaccrual investments (8)	—	118	118	62

Total nonaccrual loans and other nonperforming assets	$1,004	30,496	31,500	27,639

As a percentage of total loans			4.03%	3.53

(1)	The Company consolidated certain VIEs prior to the adoption of new consolidation accounting guidance on January 1, 2010. At December 31, 2009, consolidated VIE loans totaled $561 million, of which there were no loans on nonaccrual status.

(2)	The majority of losses associated with consolidated VIE loans on nonaccrual status will ultimately be borne by third party security holders in future periods.

(3)	Includes no loans held for sale at March 31, 2010, and $19 million at December 31, 2009.

(4)	Includes $7 million of loans held for sale at March 31, 2010, and $8 million at December 31, 2009.

(5)	Includes $412 million of mortgages held for sale at March 31, 2010, and $339 million at December 31, 2009.

(6)	Includes $9.9 billion and $9.5 billion at March 31, 2010, and December 31, 2009, respectively, of loans classified as impaired. See Note 5 to Financial Statements in this Report and Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in our 2009 Form 10-K for further information on impaired loans.

(7)	Consistent with regulatory reporting requirements, foreclosed real estate securing GNMA loans is classified as nonperforming. Both principal and interest for GNMA loans secured by the foreclosed real estate are collectible because the GNMA loans are insured by the Federal Housing Administration (FHA) or guaranteed by the Department of Veterans Affairs (VA).

(8)	Includes real estate investments (contingent interest loans accounted for as investments) that would be classified as nonaccrual if these assets were recorded as loans, and nonaccrual debt securities.

Kevin W. Vaughn
May 11, 2010

Reserve for Mortgage Loan Repurchase Losses, page 66
11.	Please revise your future filings to provide the disclosures required by paragraphs 3-5 of ASC 450-20-50 as it relates to your representations and warranties exposure. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Furthermore, we remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please revise your MD&A in future filings to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties, particularly in situations where you have limited experience dealing with certain counterparties.
Wells Fargo response:
We have included the following MD&A disclosures in our First Quarter 2010 Form 10-Q:
The reserve for mortgage loan repurchase losses of $1.3 billion at March 31, 2010, represents our best estimate of the probable loss that we may incur for various representations and warranties in the contractual provisions of our sales of mortgage loans. There may be a range of reasonably possible losses in excess of the estimated liability that cannot be estimated. The factors that influence our reserve for mortgage loan repurchase losses are dependent on economic, investor demand strategies, and other external conditions that may change over the life of the underlying loans, are difficult to estimate and require considerable management judgment. We maintain regular contact with the GSEs and other significant investors to monitor and address their repurchase demand practices and concerns.
Fair Valuation of Financial Instruments, page 76
12.	You disclosed on page 77 that for certain securities you may use internal traders to obtain quoted prices. Please tell us in detail and revise future filings to clarify if these quoted prices are ultimately from independent third parties. If they are not, please explain why this information is relevant and the level in the hierarchy in which the securities are presented.
Wells Fargo response:
Most of our trading securities portfolio is valued using internal trader prices. Internal trader prices are developed using current market information (recent transaction prices, liquidity conditions, relevant benchmark indices and other market data) and trader expertise related to the particular security class. Internal trader prices and their corresponding location in the fair value hierarchy are validated by price quotes received from independent third party pricing services, brokers, or other independent market data. Trading securities using internal trader prices may fall

Kevin W. Vaughn
May 11, 2010

within level 2 or 3 of the fair value hierarchy, depending upon the significance of the unobservable inputs used (if any) in the fair value measurement. Beginning in our first quarter 2010 Form 10-Q, in accordance with ASU 2010-6, Improving Disclosure about Fair Value Measurements, we disclosed the level (by asset class) for trading securities in our Fair Value Note.
Disclosures in Note 16, Fair Value of Assets and Liabilities, of our Form 2009 10-K provide the necessary clarification addressing the Staff’s comment. We have modified our MD&A disclosures in our First Quarter 2010 Form 10-Q (underlining denotes changes from our most recent 10-K filing):
For the securities available-for-sale portfolio, we typically use independent pricing services and brokers to obtain fair value of based upon quoted prices. We determine the most appropriate and relevant pricing service for each security class and generally obtain one quoted price for each security. For securities in our trading portfolio, we typically use prices developed internally by our traders to measure the security at fair value. Internal traders base their prices upon their knowledge of current market information for the particular security class being valued. Current market information includes recent transaction prices for the same or similar securities, liquidity conditions, relevant benchmark indices and other market data. For both trading and available-for-sale securities, we validate prices using a variety of methods, including but not limited to, comparison to pricing services, corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices and, for securities valued using external pricing services or brokers, review of pricing by Company personnel familiar with market liquidity and other market-related conditions. We believe the determination of fair value for our securities is consistent with the accounting guidance on fair value measurements.
Note 1: Summary of Significant Accounting Policies
Securities Purchased and Sold Agreements, page 102
13.	You disclose that securities purchased under resale agreements and securities sold under repurchase agreements are “generally” accounted for as collateralized financing activities. In your response letter dated April 2, 2010, you indicated that all such activities are accounted for as collateralized financing activities. In future filings, please revise your disclosure to clearly confirm that all of your securities sold under repurchase agreements are accounted for as collateralized financing transactions.
Wells Fargo response:
As stated in our response letter dated April 2, 2010, we account for all securities purchased under resale agreements and securities sold under repurchase agreements as collateralized financing activities. Accordingly, we will modify our accounting policy note in future filings to remove the word “generally” from our description of accounting for these transactions as collateralized financing activities.

Kevin W. Vaughn
May 11, 2010

Note 14: Guarantees and Legal Actions, page 141
14.	We note your disclosures beginning on page 142 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations yon have not disclosed either:
a.	the possible loss or range of loss; or

b.	a statement that an estimate of the loss cannot be made.
In this regard we do not believe that general disclosure indicating that the eventual outcome of the actions against the Company will not have a material adverse effect on your financial position or results of operations or that in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to your results of operations satisfies the criteria in ASC 450 (formerly SFAS 5). ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual is inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded when all of the criteria in ASC 450-20-25-2 has been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your future filings, beginning with your March 31, 2010 Form 10-Q, to disclose all of information required by paragraphs 3-5 of ASC 450-20-50.
Wells Fargo response:
We believe our disclosures regarding litigation matters to which the Company is exposed appropriately discuss the nature of both the significant matters where an estimated liability has been recorded and the significant matters where an estimated liability has not been recorded but it is reasonably possible that a loss may have been incurred.
For matters where a loss has been recorded, we do not believe it necessary to include the specific amount of each estimated liability recorded for our financial statements not to be misleading. For these matters and for matters where an estimated liability has not been recorded, but it is reasonably possible that a loss may have been incurred, we are unable to estimate the potential loss or range of potential losses with any reasonable certainty. If we become able to estimate a loss amount or a range of loss amounts for matters in this category, we will disclose these amounts in future filings.

Kevin W. Vaughn
May 11, 2010

In our First Quarter 2010 Form 10-Q filing, we included the following disclosures in Note 10 — Guarantees and Legal Actions:
In accordance with ASC 450 (formerly FAS 5), Wells Fargo has established estimated liabilities for litigation matters with loss contingencies that are both probable and estimable. For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the estimated liability that cannot be estimated. In the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to Wells Fargo’s results of operations for any particular period.

15.	We note your disclosure on page 66 that under your representations and warranties you may be required to repurchase mortgage loans with identified defects and indemnify or reimburse the investor for credit losses incurred on loans. Please tell us whether you are aware of any pending or threatened litigation initiated by investors or purchasers of mortgage-backed securities, including but not limited to claims alleging breaches of representations and warranties on the underlying loan sales. If so, revise your disclosure in future filings to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued.
Wells Fargo response:
We do have pending litigation initiated by investors or purchasers of mortgage-backed securities and we included the following in our First Quarter 2010 Form 10-Q in Note 10 — Guarantees and Legal Actions:
In re Wells Fargo Mortgage-Backed Certificates Litigation and Mortgage Related Investigations This lawsuit is comprised of several securities law based putative class actions, consolidated in the U.S. District Court for the Northern District of California on July 16, 2009. The case is brought against several Wells Fargo mortgage-backed securities trusts, Wells Fargo Bank, N.A. and other affiliated entities, individual employee defendants, along with various underwriters and rating agencies. The plaintiffs allege that the offering documents contained untrue statements of material fact, or omitted to state material facts necessary to make the registration statements and accompanying prospectuses not misleading. The allegations are regarding the underwriting standards used in connection with the origination of the underlying mortgages, the maximum loan-to-value ratios used to qualify borrowers, and the appraisals of the properties underlying the mortgages. Motions to dismiss, filed on behalf of all defendants, were granted in part and denied in part by a court order entered on April 22, 2010. The plaintiffs were granted leave to amend some of their claims.

Certain government entities are conducting investigations into the mortgage lending practices of various Wells Fargo affiliated entities, including whether borrowers were steered to more costly mortgage products. Wells Fargo intends to cooperate fully with these investigations.

Kevin W. Vaughn
May 11, 2010

We are unable to estimate the potential loss or range of potential losses for this matter with any reasonable certainty.
Note 16: Fair Value of Assets and Liabilities
Trading Assets (Exc1uding Derivatives) and Securities Available for Sale, Page 152
16.	You disclose that CDO’s may be valued using the prices of pending third party transactions. Please tell us what procedures you use to determine if pending transactions actually occur at the prices you use to value your securities and the actions you take if pending transactions are canceled. If a significant amount of securities are valued using pending transactions, please disclose this fact and amount in future filings.
Wells Fargo response:
We do not have a significant amount of CDO investment securities valued using pending third party transactions. Our procedures include monitoring the status of any such transactions, and the fair value measurement is adjusted if the executed transaction price is significantly different than the pending transaction price. Additionally, if pending transactions are canceled, we evaluate whether adjustment to our fair value measurement is required due to the absence of the pending transaction price, and, if necessary, adjust the fair value measurement.
Note 19: Employee Benefits and Other Expenses, page 167
17.	You disclose that freezing and merging your qualified benefit plans decreased the pension obligations by approximately $945 million during 2009. Please tell us where this decrease is presented in your change in projected benefit obligation roll forward on page 168 and tell us why you did not separately disclose the effect of the curtailment in this disclosure considering the guidance in ASC 715-20-50-1.a.10. Please revise your future filings accordingly.
Wells Fargo response:
The freezing and re-measuring of our qualified and non-qualified plans resulted in a decrease of the pension benefit obligation (PBO) of $945 million as of April 30, 2009, the re-measurement date. The decrease in the PBO is included in the “Amendments” and “Actuarial loss (gain)” lines of the roll forward of the PBO. The “Amendments” line includes a reduction to the PBO of $232 million substantially due to the elimination of future pay increase assumptions. The “Actuarial loss (gain)” line includes a reduction to the PBO of $713 million related to an increase in the discount rate from 6.75% at December 31, 2008 to 7.75% at April 30, 2009, which is more than offset by an increase to the PBO, primarily as a result of a reduction in the discount rate to 5.75% at December 31, 2009.
We recognized an aggregate curtailment gain of $67 million on our qualified and non-qualified plans primarily due to the recognition of prior service cost. Of the total curtailment gain, $23 million resulted in a reduction in the PBO and is included in the “Amendments” line discussed

Kevin W. Vaughn
May 11, 2010

above. We did not separately disclose the impact of the curtailment gain in the roll forward of the PBO because the amount resulted from plan amendments, and we did not consider the amount to be significant.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.

Very truly yours,
/s/ RICHARD D. LEVY
Richard D. Levy
Executive Vice President and Controller (Principal Accounting Officer)

cc:	Mike Volley John G. Stumpf Howard I. Atkins